

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Jeremy Henderson-Ross
General Counsel
Global Blue Group Holding AG
Zürichstrasse 38
8306 Brüttisellen
Switzerland

   Re: Global Blue Group Holding AG
     Registration Statement on Form F-3
     Filed August 31, 2021
     File No. 333-259200

Dear Mr. Henderson-Ross:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Technology

cc: Xiaohui (Hui) Lin